EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of Orexigen Therapeutics, Inc. for the registration of shares of its common stock with an aggregate offering price not to exceed $11,250,000, of our reports dated March 11, 2009 with respect to the financial statements of Orexigen Therapeutics, Inc. and the effectiveness of internal control over financial reporting of Orexigen Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008 filed with the Securities and Exchange Commission and to the reference to our firm under the caption “Experts” included in the Registration Statement (Form S-3 No. 333-159015) and related Prospectus of Orexigen Therapeutics, Inc.

/s/ Ernst & Young LLP

San Diego, California

July 20, 2009